KUNZMAN & BOLLINGER, INC.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

January 25, 2013

ELECTRONIC FILING

Ms. Alexandra M. Ledbetter

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	MDS Energy Public 2013 Program (the “Program”)

File No 333-181993

Dear Ms. Ledbetter:

Enclosed for filing is Pre-Effective Amendment No. 1 to the Program’s Registration Statement. Pre-Effective Amendment No. 1 is submitted to update or clarify certain information including the following:

•	an audited balance sheet as of September 30, 2012, for MDS Energy Development, LLC (the managing general partner of the partnerships);

•	audited financial statements as of December 31, 2012 for MDS Energy Public 2013-A LP; and

•	the information set forth in Appendix A – Information Regarding Currently Proposed Prospects for MDS Energy Public 2013-A LP has been provided.

This letter also is in response to the comments made in your letter dated July 6, 2012 regarding the above-referenced application for registration of securities. Pursuant to our telephone conversation on October 16, 2012, please note that the names of the Program and the limited partnerships have been changed in Pre-Effective Amendment No. 1 as follows:

Previous Name	New Name
MDS Energy Public 2012 Program	MDS Energy Public 2013 Program

MDS Energy Public 2012-A LP	MDS Energy Public 2013-A LP

MDS Energy Public 2013-A LP	MDS Energy Public 2014-A LP

MDS Energy Public 2013-B LP	MDS Energy Public 2014-B LP

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Program and its Managing General Partner, MDS Energy Development, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, page numbers in our responses are references to the “Marked Copy” of Pre-Effective Amendment No. 1 to the Registration Statement.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

The cover page of the prospectus has been revised to disclose that MDS Energy Public 2013-A LP is an emerging growth company.

•	Describe how and when a company may lose emerging growth company status;

Pre-Effective Amendment No. 1 has been revised in the fifth full paragraph on page 5 to describe how and when the partnerships may lose emerging growth company status.

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Pre-Effective Amendment No. 1 has been amended in the fourth full paragraph on page 5 to briefly describe certain exemptions available to the partnerships under the Jumpstart Our Business Startups Act (the “JOBS Act”).

•	State your election under Section 107(b)[1] of the JOBS Act:

[1]	Section 107(b) of the Jumpstart Our Business Startups Act provides that:

“(b) SPECIAL RULE.—Notwithstanding subsection (a), with respect to the extension of time to comply with new or revised financial accounting standards provided under section 7(a)(2)(B) of the Securities Act of 1933 and section 13(a) of the Securities Exchange Act of 1934, as added by section 102(b), if an emerging growth company chooses to comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards, the emerging growth company—

(1)	must make such choice at the time the company is first required to file a registration statement, periodic report, or other report with the Commission under section 13 of the Securities Exchange Act of 1934 and notify the Securities and Exchange Commission of such choice;

(2)	may not select some standards to comply with in such manner and not others, but must comply with all such standards to the same extent that a non-emerging growth company is required to comply with such standards; and

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

Pre-Effective Amendment No. 1 has been amended in the fifth full paragraph on page 5 to state that the partnerships have elected under Section 107(b) of the JOBS Act to opt out of the extended transition period for complying with new or revised accounting standards.

•   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

A statement that the election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) is irrevocable is included in the last sentence of the fifth full paragraph on page 5 and the last sentence of the third full paragraph on page 32 of Pre-Effective Amendment No. 1.

•   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1)[2], provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

(3)	must continue to comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards for as long as the company remains an emerging growth company.”

[2]	Section 102(b)(1) of the Jumpstart Our Business Startups Act provides that:

“(1) SECURITIES ACT OF 1933.—Section 7(a) of the Securities Act of 1933 (15 U.S.C. 77g(a)) is amended— (A) by striking ‘‘(a) The registration’’ and inserting the following:

‘‘(a) INFORMATION REQUIRED IN REGISTRATION STATEMENT.—

‘‘(1) IN GENERAL.—The registration’’; and (B) by adding at the end the following:

‘‘(2) TREATMENT OF EMERGING GROWTH COMPANIES.—An emerging growth company— ‘‘(A) need not present more than 2 years of audited financial statements in order for the registration statement of such emerging growth company with respect to an initial public offering of its common equity securities to be effective, and in any other registration statement to be filed with the Commission, an emerging growth company need not present selected financial data in accordance with section 229.301 of title 17, Code of Federal Regulations, for any period prior to the earliest audited period presented in connection with its initial public offering; and ‘‘(B) may not be required to comply with any new or revised financial accounting standard until such date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a))) is required to comply with such new or revised accounting standard, if such standard applies to companies that are not issuers.’’

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

This comment is not applicable as discussed above.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d)[3] of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3)[4] of the Securities

[3]	Section 5(d) of the Securities Act provides that:

“(d) Limitation

Notwithstanding any other provision of this section, an emerging growth company or any person authorized to act on behalf of an emerging growth company may engage in oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors, as such terms are respectively defined in section 230.144A and section 230.501(a) of title 17, Code of Federal Regulations, or any successor thereto, to determine whether such investors might have an interest in a contemplated securities offering, either prior to or following the date of filing of a registration statement with respect to such securities with the Commission, subject to the requirement of subsection (b)(2).”

[4]	Section 2(a)(3) of the Securities Act provides that:

“(3) The term “sale” or “sell” shall include every contract of sale or disposition of a security or interest in a security, for value. The term “offer to sell”, “offer for sale”, or “offer” shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value. The terms defined in this paragraph and the term “offer to buy” as used in subsection (c) of section 77e of this title shall not include preliminary negotiations or agreements between an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer) and any underwriter or among underwriters who are or are to be in privity of contract with an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer). Any security given or delivered with, or as a bonus on account of, any purchase of securities or any other thing, shall be conclusively presumed to constitute a part of the subject of such purchase and to have been offered and sold for value. The issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right to convert such security into another security of the same issuer or of another person, or giving a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security; but the issue or transfer of such other security upon the exercise of such right of conversion or subscription shall be deemed a sale of such other security. Any offer or sale of a security futures product by or on behalf of the issuer of the securities underlying the security futures product, an affiliate of the issuer, or an underwriter, shall constitute a contract for sale of, sale of, offer for sale, or offer to sell the underlying securities. Any offer or sale of a security-based swap by or on behalf of the issuer of the securities upon which such security-based swap is based or is referenced, an affiliate of the issuer, or an underwriter, shall constitute a contract for sale of, sale of, offer for sale, or offer to sell such securities. The publication or distribution by a broker or dealer of a research report about an emerging growth company that is the subject of a proposed public offering of the common equity securities of such emerging growth company pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective shall be deemed for purposes of paragraph (10) of this subsection and section 77e(c) of this title not to constitute an offer for sale or offer to sell a security, even if the broker or dealer is participating or will participate in the registered offering of the securities of the issuer. As used in this paragraph, the term “research report” means a written, electronic, or oral communication that includes information, opinions, or recommendations with respect to securities of an issuer or an analysis of a security or an issuer, whether or not it provides information reasonably sufficient upon which to base an investment decision.”

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Program advises the staff that currently there are no written materials that the partnerships or anyone authorized to act on their behalf will provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Any research reports about the Program or the partnerships that are published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering will be provided supplementally.

Cover Page

2.	Please revise your disclosure to make clear that this prospectus relates solely to general and limited partner units of MDS Energy Public 2012-A LP, as you indicate at page 5. Revise to clarify here and at page 7 that units in the other limited partnerships you reference only may be offered upon completion of the present offering of 2012-A LP units and, in the case of 2013-B LP, upon completion of 2013-A LP. We note the related disclosure in that regard at note 1 at page 56.

The cover page of the prospectus and page 8 of the prospectus have been revised to clarify that the current prospectus relates solely to general and limited partner units of MDS Energy Public 2013-A LP and that units in the other limited partnerships only may be offered upon completion of the present offering of 2013-A LP units and, in the case of 2014-B LP, upon completion of 2014-A LP.

[5]	Section 105(a) of the Jumpstart Our Business Startups Act provides that:

“(a) Provision of Research—Section 2(a)(3) of the Securities Act of 1933 (15 U.S.C. 77b(a)(3)) is amended by adding at the end the following: ‘The publication or distribution by a broker or dealer of a research report about an emerging growth company that is the subject of a proposed public offering of the common equity securities of such emerging growth company pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective shall be deemed for purposes of paragraph (10) of this subsection and section 5(c) not to constitute an offer for sale or offer to sell a security, even if the broker or dealer is participating or will participate in the registered offering of the securities of the issuer. As used in this paragraph, the term ‘research report’ means a written, electronic, or oral communication that includes information, opinions, or recommendations with respect to securities of an issuer or an analysis of a security or an issuer, whether or not it provides information reasonably sufficient upon which to base an investment decision.’.”

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

Also, note 1 at page 57 of the Registration Statement was revised as shown below:

“The partnerships will be offered in a series and this prospectus relates solely to the investor general partner units and limited partner units of MDS Energy Public 2013-A LP. Thus, units in MDS Energy Public 2014-A LP will not be offered until the offering of units in MDS Energy Public 2013-A LP has terminated. Likewise, units in MDS Energy Public 2014-B LP will not be offered until the offering of units in MDS Energy Public 2014-A LP has terminated. For example, if MDS Energy Public 2013-A LP and MDS Energy Public 2014-A LP receive the maximum subscription proceeds of $300 million, in the aggregate, then units in MDS Energy Public 2014-B LP will not be offered in 2014. If units are offered for the other partnerships, this prospectus will be amended at that time by filing an amendment to the program’s Registration Statement with the SEC.”

3.	Insofar as it appears that the present offering is intended to be a primary offering by 2012-A LP, ensure that 2012-A LP also signs the registration statement.

The Program advises the staff that MDS Energy Public 2013-A LP has signed Pre-Effective Amendment No. 1 to the Registration Statement.

Suitability Standards, page 1

4.	We note from the disclosure at pages 57-58 and elsewhere that there is a different minimum in effect for Pennsylvania investors, $15,000,000. Clarify what would happen to your plan of operation and the other received funds in the event that the offering closed at an amount less than the Pennsylvania minimum and enough Pennsylvania investors then exercised their right to have their investments returned such that the minimum offering condition of $2,000,000 in aggregate subscriptions would not have been satisfied.

As disclosed at page 58 and elsewhere in Pre-Effective Amendment No. 1, subscriptions from Pennsylvania investors will not be counted towards the minimum subscription amount of $2,000,000. Therefore, there would be no effect on the partnership’s plan of operation or minimum offering condition of $2,000,000 in aggregate subscriptions and the other received funds in the event that the offering closed at an amount less than the Pennsylvania minimum and all Pennsylvania investors then exercised their right to have their investments returned. Also, if the minimum offering condition of $2,000,000 in aggregate subscriptions is not satisfied in the event all Pennsylvania investors exercise their right to have their investments returned, then the subscription proceeds of all subscribers would promptly be returned to them with interest and without deduction of any fees as described in the second paragraph under “Terms of the Offering – Partnership Closings and Escrow” on page 57 of Pre-Effective Amendment No. 1.

Risk Factors, page 14

Conflicts of Interest Between the Managing General Partner and the Investors..., page 27

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

5.	Please disclose that whether a given rate is “competitive,” as suggested in this risk factor, results from the subjective determination of the managing general partner based on the information it has, as you describe on pages 46-47.

Pre-Effective Amendment No. 1 has been amended at page 24 to disclose that whether a given rate is “competitive” results from the subjective determination of the managing general partner based on the information it has.

The Managing General Partner May Not Devote the Necessary Time to the Partnerships..., page 29

6.	Please revise this risk factor to disclose explicitly that there is no minimum amount of time that the managing general partner will devote exclusively to the business of MDS Energy Public 2012-A LP, and make parallel revisions to the biographical sketches which appear at pages 66 and thereafter.

The risk factor has been revised at page 31 in Pre-Effective Amendment No. 1 to disclose explicitly that there is no minimum amount of time that the managing general partner will devote exclusively to the business of MDS Energy Public 2013-A LP. Also, parallel revisions have been made to the biographical sketches at pages 67-69 of Pre-Effective Amendment No. 1.

Capitalization and Source of Funds and Use of Proceeds, page 41

7.	Expand the discussion in the first paragraph to identify and explain what material factors the managing general partner will consider when deciding whether to exercise its discretion to accept subscriptions for an amount in excess of the “targeted maximum subscription amount” you identify.

Capitalization and Source of Funds and Use of Proceeds has been amended at page 41 in Pre-Effective Amendment No. 1 to expand the discussion in the first paragraph to identify and explain what material factors the managing general partner will consider when deciding whether to exercise its discretion to accept subscriptions for an amount in excess of the “targeted maximum subscription amount.”

Organizational Diagram, page 68

8.	Please revise to provide an arrow pointing in the correct direction between M/D Gas, Inc. and MDS Associated Companies, Inc., or explain how the diagram can be accurate in light of the related disclosure in the last paragraph on page 69. If the arrow already points in the correct direction, revise the diagram to clarify what entity or individual owns M/D Gas, Inc.

The organizational diagram has been amended at page 70 in Pre-Effective Amendment No. 1 to provide an arrow pointing in the correct direction between M/D Gas, Inc. and MDS Associated Companies, Inc.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

Federal Income Tax Consequences, page 111

9.	It appears as if you intend to provide in this section a complete discussion of the material federal income tax consequences to potential investors, particularly with the disclosure which begins at page 113. If the disclosure you provide in this section is not complete and it instead is counsel’s intention to summarize the opinion which has been filed as exhibit 8.1, please revise to make that clear. In that regard, we note the following statements:

The format in the “Federal Income Tax Consequences” section of Pre-Effective Amendment No. 1 has been revised at pages 109-113 to clarify that the discussion of special counsel’s tax opinion letter is a summary and is not complete.

•	“Similar disclosures to those set forth below are made in special counsel’s tax opinion letter,” which suggests that there may be differences in what the letter says and what is disclosed here;

Pre-Effective Amendment No. 1 has been revised at page 109 to state “The following disclosures are made in special counsel’s tax opinion letter.”

•

The discussion of the assumptions is characterized merely as a “synopsis of the principal assumptions” counsel made, which suggests that perhaps some material assumptions have been omitted in this section; and

Pre-Effective Amendment No. 1 has been revised at page 109 to refer to a “summary” of all of the material assumptions special counsel made in the tax opinion letter instead of a “synopsis of the principal assumptions.”

•	The “principal” representations upon which counsel relied are “summarized” at page 112, which suggests the possibility that some material representations have been omitted from the list.

Because so many representations of the managing general partner are set forth in the tax opinion letter, Pre-Effective Amendment No. 1 has been revised at page 109 to clarify that additional material representations of the managing general partner are set forth in the tax opinion letter and instructions for obtaining a copy of the tax opinion letter are provided.

Plan of Distribution, page 149

10.	If MDS Securities, LLC has been formed within the past three years, please provide all the disclosure that Item 508(b)[6] of Regulation S-K requires, including the “sufficient details” the Item references.

[6]	Item 508(b) of Regulation S-K provides that:

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

Pre-Effective Amendment No. 1 has been amended to provide the requested disclosure on page 145.

11.	Revise to explain in necessary detail how the officers and directors “who may offer and sell units” will be able to do so pursuant to Exchange Act Rule 3a4-1, insofar as you propose to offer and sell units in up to three separate limited partnerships.

Pre-Effective Amendment No. 1 has been revised at page 145 to delete the provision for sales of units by the officers and directors of the managing general partner.

Sales Material, page 155

12.	With regard to the sales material you provided to us on July 5, 2012, we remind you that you are responsible to ensure that the contents of all such materials are “consistent with the representations in the prospectus.” See Item 19 of Industry Guide 5.

We acknowledge the comment.

Legal Opinions, page 156

13.	In view of its issuance of the opinion filed as exhibit 5.1, the characterization of counsel’s role in this section does not appear to be complete.

Pre-Effective Amendment No. 1 has been revised at page 151 to reference the opinion filed as Exhibit 5.1.

Financial Statements

General

14.	We note you present the consolidated financial statements of MDS Energy Development LLC (MDS Energy) as of December 31, 2011 and May 31, 2011 and for the period from June 1, 2011 to December 31, 2011. Please address the following points with respect to these financial statements:

“(b) New underwriters. Where securities being registered are those of a registrant that has not previously been required to file reports pursuant to section 13(a) or 15(d) of the Exchange Act, or where a prospectus is required to include reference on its cover page to material risks pursuant to Item501 of Regulation S–K (§ 229.501), and any one or more of the managing underwriter(s) (or where there are no managing underwriters, a majority of the principal underwriters) has been organized, reactivated, or first registered as a broker-dealer within the past three years, these facts concerning such underwriter(s) shall be disclosed in the prospectus together with, where applicable, the disclosures that the principal business function of such underwriter(s) will be to sell the securities to be registered, or that the promoters of the registrant have a material relationship with such underwriter(s). Sufficient details shall be given to allow full appreciation of such underwriter(s) experience and its relationship with the registrant, promoters and their controlling persons.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

•

We would generally expect you to provide an audit report on these financial statements. If you are unable to include this report in your next amendment you should submit a detailed explanation for the deficiency.

We have enclosed within the amendment, an audit report on the balance sheet of the Managing General Partner, MDS Energy Development, LLC as of September 30, 2012.

•

Tell us why you present the statements of operations, member’s equity and cash flows for the period June 1, 2011 to December 31, 2011. Since this was the year of formation, we would ordinarily require financial statements from the date of inception (February 3, 2011) to December 31, 2011.

In accordance with Rule 8-07 Regulation S-X, only the balance sheet of the general partner is required to be filed. Thus, the statements of operations, member’s equity and cash flows for the period June 1, 2011 to December 31, 2011 have been removed.

•

We note MDS Energy holds interests in natural gas properties and reports revenues and costs from these assets. Therefore, it appears you should include the disclosures specified in FASB ASC 932-235-50, required to comply with GAAP when there are significant oil and gas producing activities.

The accompanying balance sheet has been updated to reflect the disclosures specified in FASB ASC 932-235-50.

•

Given that you are presenting a complete set of financial statements for the managing general partner, please clarify the extent of any conveyances which you intend to make to the registrant, and the reason you have not updated the financial statements to comply with Rule 8-08 of Regulation S-X.

The financial statement date has been updated to comply with Rule 8-08 of Regulation S-X. MDS Energy is not the registrant to this filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Kunzman & Bollinger, Inc.

Division of Corporation Finance

January 25, 2013

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested statement from the managing general partner on behalf of MDS Energy Public 2013 Program and MDS Energy Public 2013-A LP will be included in the managing general partner’s written request for acceleration of the effective date of the pending Registration Statement.

Please contact the undersigned or Wallace W. Kunzman, Jr. if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Gerald A. Bollinger

Gerald A. Bollinger

Enclosures

cc:	Mr. Michael D. Snyder

Mr. Jason C. Knapp